Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

September 13, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes

Re:	Galapagos NV
Form 20-F
Filed March 23, 2017
File No. 001-37384

Dear Ms. Hayes:

This letter is being submitted on behalf of Galapagos NV (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 20-F filed on March 23, 2017 (the “2016 Annual Report”), as set forth in your letter dated September 5, 2017 addressed to Mr. Bart Filius, Chief Financial Officer of the Company (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.

Intellectual Property, page 62

1.	We refer to your proposed disclosure in response to comment 1, and note that two of your families of issued patents relating to your target discovery platform have upcoming expiration dates in 2019 and 2020, respectively. In future filings, please also discuss whether you expect the expiration of these patents to have a material effect on your business.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and will revise its disclosure concerning its families of issued patents relating to its target discovery platform as follows:

September 13, 2017

“We do not believe that the expiration of these patents will materially affect our business, because they will not impact our patent coverage for our current clinical programs.” The Company intends to reflect this change in its Annual Report for the fiscal year ending December 31, 2017, and in all future filings by the Company under the Securities Exchange Act of 1934, as amended, where such disclosure is applicable.

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If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1933.

Sincerely,

/s/ Michael H. Bison

Michael Bison

Enclosures

cc:	Onno van de Stolpe, Chief Executive Officer, Galapagos NV
Bart Filius, Chief Financial Officer, Galapagos NV
Mitchell S. Bloom, Goodwin Procter LLP
Qing Nian, Goodwin Procter LLP